

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2010

Mordechay David
President
Winecom, Inc.
c/o EastBiz.com, Inc.
5348 Vegas Dr.
Las Vegas, NV 89108

> **Re: Winecom, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 16, 2010**
> **File No. 333-167227**

Dear Mr. David:

We have reviewed the above-captioned filing and your response letter dated July 16, 2010 and have the following comments. Where prior comments are referenced, they refer to our letter dated June 28, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 Registration Statement filed July 16, 2010

General

1.   We note your response to prior comment 2, including the filing of the escrow agreement. In an appropriate section of the prospectus, summarize the material terms of the escrow arrangement. Describe the material rights and obligations of the parties to the agreement and candidly describe the potential consequences of the escrow arrangements to subscribers in this offering. Discuss the standard of care imposed on the escrow agent, the termination provisions and indemnification obligations. In this regard, we note that

section 4.4 of the escrow agreement provides that the escrow agent "will have no responsibility in respect of loss of the Subscription Funds" and describes a standard of care that is substantially more lenient than the standard imposed on a trustee or fiduciary. If you do not believe that the standard of care described in the escrow arrangement warrants risk factor disclosure, please explain the basis of your conclusion in your response letter. Also, address any conflicts of interests that may result from the responsibilities the escrow agent has as the issuer's legal counsel. You state that your counsel has agreed to keep all subscription funds held in escrow until the offering minimum is reached. Yet, pursuant to section 4.9 of the escrow agreement, the agreement may be terminated by either party upon thirty days' notice. Please specifically describe what will happen to escrowed funds in the event that the agreement is so terminated.

2.   You indicate on the cover page of the prospectus that if the minimum offering is not reached, "all escrowed funds will be returned to the subscribers." Yet, this statement appears inconsistent with the provisions of section 4.6 of the escrow agreement and your response to prior comment 14. Additionally, we note that on page 25 you state that if the minimum offering is not reached, all amounts held in escrow "will be promptly returned to subscribers, without interest or deduction." However, those terms do not appear to be explicitly provided for in the escrow agreement. Please advise as to these apparent inconsistencies and revise your disclosure accordingly. In your response, please further explain to us the mechanics of the escrow account, indicating whether the funds will be deposited by the escrow agent into a separate account, what kind of account will be used, and whether any statutes or other governing law insulates the funds held in escrow from creditors of the company and creditors of the escrow agent.

3.   In response to prior comment 14, we note your statement that a court order entered against the escrow agent could prevent the agent from releasing funds to the subscribers. However, you do not appear to have presented a legal basis for your belief that such a claim by a company creditor could be successfully presented to a court. Accordingly, we respectfully resubmit prior comment 14 and ask that you explain to us the legal basis on which creditors of the company could assert a valid claim against and preclude the return of escrowed subscription funds held by an independent party to subscribers, even if the minimum condition is not met.

Description of Our Business

General

4.   We note your response to prior comment 6 and the revised disclosure of the twelve-month development timeline. Please reconcile your statement that you do not expect to generate any revenue until four to six months after the public launch of your website, which launch is not expected to occur until six months after completion of the offering, with the text on page 32 where you state that you expect the website to be "fully

developed with all intended functions and features and ready for public launch by August 2010." Please review and revise your disclosure to ensure that all references to expected timing of the public launch of your website and revenue generation are consistent.

The Marketing Opportunity, page 17

5.   The eMarketer study you referenced in response to prior comment 8 does not appear to address all of the third-party statements contained in your prospectus. For example, we note that on page 17, you assert that "the market for wine and gourmet related media has grown exponentially over the past decade..." Please clarify the intended meaning of this statement and supplementally provide us with the support for any revised statement. Additionally, it appears as though entire sentences from the eMarketer study you referenced have been copied verbatim but presented in your prospectus as statements of the company. Accordingly, please revise your disclosure to clearly differentiate between the company's beliefs as to market opportunity and assertions contained in the Social Networking Demographics and Usage report and, where applicable, appropriately credit such report.

Competition and Competitive Strategy, page 17

6.   Your description of competitive business conditions and the methods of competition do not address the company's online social networking business. You indicate that company performance amongst its competitors is measured against factors such as continuity of merchandise selection and reliable order fulfillment and delivery. Yet, neither of such factors is applicable to the company business model you describe. Accordingly, please revise your disclosure to accurately describe the competitive business conditions facing the company and the company's corresponding methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Employees, 19

7.   We note your added risk factor on page 6 in response to prior comment 9, regarding the other time commitments of your officers. We further note your disclosure indicating that each officer spends up to approximately 15-20 hours a week on the company's business. Please enhance your disclosure in this section to indicate the minimum amount of time that each officer will devote to the company's business.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Plan of Operations, page 31

8.   You indicate that one of your articulated goals over the next twelve months is to achieve break-even results of operations, which you believe can be achieved "by becoming a one-stop-shop for wine lovers once the above development is achieved." Although we note

expanded discussion of your advertising and sales plans in Management's Discussion and Analysis in response to prior comment 19, you still have not provided a thorough discussion of how management intends to achieve break-even results within the next twelve months. Accordingly, we resubmit prior comment 19 in part and ask that you substantiate the basis for your belief that attaining break-even results within twelve months is achievable or revise your disclosure to omit such language. In doing so, consider your current liabilities, anticipated capital expenditures and monthly cash burn, and the relative priority of your advertising campaign vis-à-vis your other business objectives.

Exhibit 23.1

9.   We note that the audit opinion on page F-2 was revised to include reference to the financial statements for the period ended April 30, 2009; however the auditor's consent was not revised accordingly. With your next amendment, please file an updated auditor's consent which references all applicable periods covered by the audit opinion.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3462. Thereafter, if you require further assistance, please feel free to contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

Sincerely,

Mark Shuman
Branch Chief

cc: Via Facsimile: (604) 681-4760
        William L. MacDonald
        MacDonald Tuskey Corporate & Securities Lawyers